EXHIBIT 4.3

Complete Copy of Articles, As Amended
(Restated to reflect amendments)

ARTICLES OF INCORPORATION
OF
FIRST INVESTORS FINANCIAL SERVICES GROUP, INC.
(as amended through June 2003)

        The undersigned, a natural person of the age of eighteen years or more, acting as sole incorporator of a corporation under the provisions of the Texas Business Corporation Act, adopts the following Articles of Incorporation:

ARTICLE I

        The name of the Corporation is First Investors Financial Services Group, Inc.

ARTICLE II

        The period of duration of the Corporation is perpetual.

ARTICLE III

        The purpose for which the Corporation is organized is to transact any and all lawful business for which corporations may be incorporated under the Texas Business Corporation Act.

ARTICLE IV

        The aggregate number of shares of all classes of capital stock which the Corporation shall be authorized to issue is 11,800,000, divided into the following: (i) 10,000,000 shares of common stock with the par value of one-tenth of one cent ($.001) per share (hereinafter called "Common Stock"), and (ii) 1,000,000 shares of preferred stock with the par value of one dollar ($1.00) per share (hereinafter called "Preferred Stock").

        A description of the respective classes of stock and a statement of preferences, limitations and relative rights of the respective classes of stock and the limitations on or denial of the voting rights of the shares of the respective classes of stock are as follows:

A. Common Stock

        1.    Voting Rights.    Each holder of the Common Stock shall be entitled to one vote for each share held.

        2.    Dividends.    Subject to any prior and preferential right of the holders of any outstanding shares of the Preferred Stock to be paid dividends in accordance with the terms thereof, the holders of the Common Stock shall be entitled to be paid such dividends (payable in cash, stock or otherwise) as the Board of Directors may declare and pay on the Common Stock from time to time out of any funds legally available therefor.

        3.    Liquidation or Dissolution.    After payment shall have been made in full to the holders of any Preferred Stock then outstanding in accordance with the terms thereof, in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, the remaining assets and funds of the Corporation shall be distributed among the holders of the Common Stock according to their respective shares.

B. Preferred Stock

        Authority is hereby vested in the Board of Directors of the Corporation to establish series of unissued shares of the Preferred Stock by fixing and determining the designations, preferences, limitations, and relative rights, including voting rights, of the shares of any series so established. In order to establish a series, the Board of Directors shall adopt a resolution setting forth the designation of the series and fixing and determining the designations, preferences, limitations and relative rights, including voting rights, thereof.

ARTICLE V

        The corporation will not commence business until it has received for the issuance of its shares consideration of a value of at least $1,000.

ARTICLE VI

        Shareholders of the Corporation shall have no preemptive right to acquire additional, unissued or treasury shares of the Corporation, or securities of the Corporation convertible into or carrying a right to subscribe to or acquire shares.

ARTICLE VII

        Shareholders of the Corporation shall not have the right to accumulate their votes at any election of directors, any and all rights of cumulative voting being hereby expressly denied.

ARTICLE VIII

        The Corporation shall indemnify directors, and may indemnify officers, to the full extent authorized by Article 2.02-1 of the Texas Business Corporation Act.

ARTICLE IX

        A director of the Corporation shall not be liable to the corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except that this Article IX shall not authorize the elimination or limitation of the liability of a director to the extent the director is found liable for (1) a breach of the director's duty of loyalty to the Corporation or its shareholders, (2) an act or omission not in good faith that constitutes a breach of duty of the director of the Corporation or an act or omission that involves intentional misconduct or a knowing violation of the law, (3) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (4) an act or omission for which the liability of a director is expressly provided by an applicable statute. Any repeal or modification of the provisions of the foregoing sentence shall not adversely affect any right or immunity of a director of the Corporation existing at the time of such repeal or modification, except to the extent such adverse effect is required by law.

ARTICLE X

        The number of directors of the Corporation shall not be less than one nor more than twenty-five, and may be increased or decreased from time to time in the manner provided by law or the Bylaws of the Corporation. Directors need not be residents of the State of Texas or shareholders of the Corporation.

        The initial Bylaws of the Corporation shall be adopted by its board of directors. The board of directors shall have the power to alter, amend or repeal the Bylaws from time to time, subject to the reserved power of the shareholders at any meeting of shareholders to alter, amend or repeal any provision of the Bylaws or to adopt new Bylaws.

        The initial board of directors shall consist of seven members. The names and addresses of the persons who are to serve as initial directors until the first annual meeting of the shareholders and until their successors shall have been elected and qualified, unless they shall be replaced in accordance with the provisions of the Bylaws, are as follows:

Name	Address
Walter A. Stockard	2001 Kirby, Suite 901 Houston, Texas 77019
Fentress Bracewell	2900 South Tower Pennzoil Place Houston, Texas 77002
J. W. Smelley	4550 Post Oak Place Houston, Texas 77056
Tommy A. Moore, Jr.	675 Bering, Suite 710 Houston, Texas 77057
Bradley F. Bracewell	3633 Rice Boulevard Houston, Texas 77005
Walter A. Stockard, Jr.	2001 Kirby, Suite 901 Houston, Texas 77019
William J. Cato	2001 Kirby, Suite 901 Houston, Texas 77019

ARTICLE XI

        The address of the initial registered office of the Corporation is 675 Bering Drive, Suite 710, Houston, Texas 77057, and the name of the initial registered agent of the Corporation at such address is Tommy A. Moore, Jr.

ARTICLE XII

        The name and address of the sole incorporator of the Corporation are as follows:

Name	Address
John H. Buck	5100 NationsBank Center 700 Louisiana Street Houston, Texas 77002

IN WITNESS WHEREOF, I have hereunto set my hand this 1st day of March, 1995.

/s/ JOHN H. BUCK John H. Buck